Filed Pursuant to Rule 433
Registration No. 333-202524
October 23, 2017
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)



HSBC USA Inc.

7 Year Autocallable Income Plus Notes

Linked to a basket of 5 Reference Stocks (the "Reference Asset")

► 7 Year Autocallable Income Plus Notes with annual interest at a rate of either a Minimum Interest Rate of 0.50% per annum or the applicable Call Premium

► If the price of each Reference Stock on an annual Call Observation Date is greater than or equal to its Initial Share Price, the Notes will be automatically called and the applicable Interest Rate will be the applicable Call Premium

► If the Notes are not called, the applicable Interest Rate will be the Minimum Interest Rate

► Repayment of principal at maturity or upon a call

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The 7 Year Autocallable Income Plus Notes (the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in the Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, beginning on page S-1 of the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $900 and $960 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

Indicative Terms[1]

Principal Amount	$1,000 per security
Term	7 years
Reference Asset	The five Reference Stocks, which are common stocks of the following companies: • Bristol-Myers Squibb Company • Ford Motor Company • HP Inc. • Altria Group, Inc. • Verizon Communications Inc. For more information, see page FWP-3
Interest Payment Amount	The Principal Amount multiplied by the Interest Rate.
Interest Rate	If an Automatic Call Event does not occur on the relevant Call Observation Date, the Minimum Interest Rate. If an Automatic Call Event occurs on the relevant Call Observation Date, the applicable Call Premium.
Minimum Interest Rate	0.50% per annum
Interest Payment Dates	Annually. See page FWP-4
Automatic Call Event	An Automatic Call Event occurs if the Official Closing Price of each Reference Stock on an annual Call Observation Date is greater than or equal to its Initial Share Price.
Automatic Call	If an Automatic Call Event occurs, the Notes will be automatically called at the Principal Amount plus the applicable Interest Payment Amount.
Call Premiums	if called in year 1: 6.00% if called in year 2: 12.00% if called in year 3: 18.00% if called in year 4: 24.00% if called in year 5: 30.00% if called in year 6: 36.00% if called in year 7: 42.00%
Payment at Maturity (If Not Previously Called)	The Principal Amount plus the final Interest Payment Amount
Call Observation Dates	Annually. See page FWP-4
CUSIP/ISIN	40435FJQ1 / US40435FJQ19
Pricing Date	October 25, 2017
Trade Date	October 25, 2017
Original Issue Date	October 30, 2017
Maturity Date	October 30, 2024

[1] As more fully described beginning on page FWP-3.

The Notes

The Notes are designed for investors who believe all of the Reference Stocks will appreciate or remain the same on at least one of the Call Observation Date and that the Notes will be automatically called.

Interest on the Notes will be paid annually at a rate depending on the performance of the Reference Stocks. If the Official Closing Price of **each** Reference Stock on an annual Call Observation Date is greater than or equal to its Initial Share Price, the Notes will be automatically called and investors will receive the Principal Amount plus the applicable Interest Payment Amount at a rate equal to the applicable Call Premium. If the Official Closing Price of **any** Reference Stock on an annual Call Observation Date is less than its Initial Share Price, the Notes will not be called and investors will receive the applicable Interest Payment Amount at a rate equal to the Minimum Interest Rate.

If the Notes are not called prior to maturity, investors will receive the Principal Amount plus the final Interest Payment Amount at maturity, and the applicable Interest Rate will determined as described above.

Year	Minimum Interest Rate*	Potential Call Premium*
1	0.50%	6.00%
2	0.50%	12.00%
3	0.50%	18.00%
4	0.50%	24.00%
5	0.50%	30.00%
6	0.50%	36.00%
7	0.50%	42.00%

* Investors will receive annual interest at a rate of either the Minimum Interest Rate or the Call Premium, depending on whether an Automatic Call Event occurs on the relevant Call Observation Date.



HSBC USA Inc.
7 Year Autocallable Income Plus Notes



Linked to a Basket of 5 Reference Stocks

This free writing prospectus relates to an offering of Notes linked to a basket of five common stocks (each, a "Reference Stock" and together, the "Reference Stocks"). The Notes will have the terms described in this free writing prospectus and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.

The purchaser of the Notes will acquire a senior unsecured debt security of HSBC USA Inc. with annual Interest Payment Amounts linked to the performance of the Reference Stocks as described below. The following key terms relate to the Notes:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

CUSIP/ISIN: 40435FJQ1 / US40435FJQ19

Year	Interest Rate[1]	
	Not Called	**Called**
	Minimum Interest Rate[2]	**Call Premium**
1	0.50%	6.00%
2	0.50%	12.00%
3	0.50%	18.00%
4	0.50%	24.00%
5	0.50%	30.00%
6	0.50%	36.00%
7	0.50%	42.00%

[1] Investors will receive annual interest at a rate of either the Minimum Interest Rate or the Call Premium, depending on whether an Automatic Call Event occurs on the relevant Call Observation Date.
[2] The Minimum Interest Rate is payable annually only if the Notes are not called.

Reference Stocks: The common stocks of the following companies (the "Reference Stock Issuers"):

Reference Stock Issuers	Ticker Symbol	Relevant Exchange	Industry	Initial Share Price[1]	Market Capitalization[2] (in billions)
Bristol-Myers Squibb Company	BMY	NYSE	Pharmaceuticals	$[ ]	$124.46
Ford Motor Company	F	NYSE	Automobiles	$[ ]	$105.25
HP Inc.	HPQ	NYSE	Computers	$[ ]	$48.73
Altria Group, Inc.	MO	NYSE	Food, Beverage & Tobacco	$[ ]	$35.99
Verizon Communications Inc.	VZ	NYSE	Telecommunications	$[ ]	$197.44

[1] For each Reference Stock, the Official Closing Price of such Reference Stock on the Pricing Date.
[2] Market capitalization (in billions) as of October 17, 2017. Source: Bloomberg L.P.

Interest Payment Amount: The Principal Amount multiplied by the Interest Rate.

Interest Rate: If an Automatic Call Event does not occur on the relevant Call Observation Date, the Minimum Interest Rate.
If an Automatic Call Event occurs on the relevant Call Observation Date, the applicable Call Premium.

Minimum Interest Rate: 0.50% per annum

Automatic Call Event: An Automatic Call Event occurs if the Official Closing Price of each and every Reference Stock on the applicable Call Observation Date is greater than or equal to its Initial Share Price.

Call Premiums: As set forth in the table above.

Automatic Call: If an Automatic Call Event occurs, the Notes will be automatically called on the relevant Interest Payment Date at the Principal Amount plus the applicable Interest Payment Amount, and the applicable Interest Rate will be either the 0.50% Minimum Interest Rate or the applicable Call Premium depending on if the Automatic Call Event occurs on the relevant Call Observation Date.

Payment at Maturity (If Not Previously Called):	For each Note, the Principal Amount plus the final Interest Payment Amount due on the Maturity Date, and the applicable Interest Rate will be either the 0.50% Minimum Interest Rate or the applicable Call Premium depending on if the Automatic Call Event occurs on the final Call Observation Date.
Call Observation Dates:	**Call Observation Dates*** October 25, 2018 October 25, 2019 October 27, 2020 October 27, 2021 October 26, 2022 October 25, 2023 October 25, 2024 * Subject to adjustment as described under "Additional Terms of the Notes — Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Interest Payment Dates:	**Interest Payment Dates **** October 30, 2018 October 30, 2019 October 30, 2020 November 1, 2021 October 31, 2022 October 30, 2023 October 30, 2024 (the expected Maturity Date) **Expected.
Initial Share Price:	The Official Closing Price (as defined below) of the respective Reference Stock as determined by the calculation agent on the Pricing Date.
Official Closing Price:	With respect to each Reference Stock, the Official Closing Price will be the relevant official price of one share of such Reference Stock on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange, as further described under "Additional Terms of the Notes — Official Closing Price" in the accompanying Stock-Linked Underlying Supplement.
Trade Date:	October 25, 2017
Pricing Date:	October 25, 2017
Original Issue Date:	October 30, 2017
Maturity Date:	3 scheduled business days after the final Call Observation Date, and expected to be October 30, 2024. The Maturity Date is subject to adjustment as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value for the Notes will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Stocks. The purchaser of the Notes will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the Notes relate to the Reference Stocks identified on FWP-3, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENTS ON THE NOTES

Interest

Interest on the Notes will be paid annually at a rate depending on the performance of the Reference Stocks. If the Official Closing Price of **each** Reference Stock on an annual Call Observation Date is greater than or equal to its Initial Share Price, the Notes will be automatically called and investors will receive the Principal Amount plus the applicable Interest Payment Amount at a rate equal to the applicable Call Premium. If the Official Closing Price of **any** Reference Stock on an annual Call Observation Date is less than its Initial Share Price, the Notes will not be called and investors will receive the applicable Interest Payment Amount at a rate equal to the Minimum Interest Rate. The Interest Payment Dates and the Maturity Date are subject to adjustment, as described under "Additional Terms of the Notes — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Notes, please see the section entitled "Description of Notes — Interest and Principal Payments — Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement. \

Payment at Maturity

On the Maturity Date, if the Notes have not been previously called, for each Note you hold, we will pay you your Principal Amount plus the final Interest Payment Amount due on the Maturity Date, and the applicable Interest Rate will be either the 0.50% Minimum Interest Rate or the applicable Call Premium depending on if the Automatic Call Event occurs on the final Call Observation Date.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the price of each of the Reference Stocks will be equal to or greater than its Initial Share Price on at least one of the Call Observation Dates.

▸ You are willing to invest in the Notes based on the Call Premiums set forth above, which may limit your return on the Notes.

▸ You do not seek an investment that provides an opportunity to fully participate in any increase in any Reference Stock.

▸ You are willing to accept that the annual return on the Notes could be as low as the Minimum Interest Rate indicated above.

▸ You are willing to hold the Notes that will be automatically called on any Call Observation Date on which the price of each and every Reference Stock is greater than or equal to its Initial Share Price, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You do not believe that the price of each of the Reference Stocks will be equal to or greater than its Initial Share Price on at least one of the Call Observation Dates.

▸ You are unwilling to invest in the Notes based on the Call Premiums set forth above, which may limit your return on the Notes.

▸ You seek an investment that provides an opportunity to fully participate in any increase in any Reference Stock.

▸ You are unwilling to accept that the annual return on the Notes could be as low as the Minimum Interest Rate indicated above.

▸ You are unwilling to hold the Notes that will be automatically called on any Call Observation Date on which the price of each and every Reference Stock is greater than or equal to its Initial Share Price, or you are otherwise unwilling to hold the Notes to maturity.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on any of the Reference Stocks.

▸ You seek an investment for which there will be an active secondary market.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

You may not receive the Call Premium and the annual return on the Notes may be as low as the Minimum Interest Rate.

If the price of any Reference Stock on any Observation Date is less than its Initial Share Price, the Notes will not be called and the applicable Interest Payment Amount will be at a rate equal to the Minimum Interest Rate. Price movements in the Reference Stocks may not correlate with each other. At a time when the price of one or more of the Reference Stock increases, the price of one or more of the other Reference Stocks may not increase, or may even decrease. We cannot predict the future performance of any Reference Stock based on its historical performance. In addition, there can be no assurance that the price of each and every Reference Stock will be greater than or equal to its Initial Share Price on at least one of the Observation Dates, such that the Notes will be automatically called and you will receive the Interest Payment Amount at a rate equal to the applicable Call Premium. Therefore, the annual return on the Notes may be as low as the Minimum Interest Rate, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential return on the Notes as compared to other investment alternatives.

You will not directly participate in any appreciation in the value of Reference Stocks and your payment is limited to the Interest Payment Amounts equal to the applicable Call Premium.

You will not directly participate in any appreciation in the value of the Reference Stocks. Instead, you will receive annual payments at a rate equal to the Minimum Interest Rate or, if the Notes are automatically called, at a rate equal to the applicable Call Premium. The Interest Payment Amounts payable to you will be based upon whether the Reference Stocks appreciate or depreciate as of the relevant Call Observation Date. Regardless of the extent to which the prices of the Reference Stocks appreciate, the applicable Interest Rate will not exceed the applicable Call Premium. Therefore, you may earn significantly less by investing in the Notes than you would have earned by investing directly in the Reference Stocks.

The amount payable on the Notes is not linked to the price of the Reference Stocks at any time other than on the Call Observation Dates.

The return on the Notes will be based on the Official Closing Price of the Reference Stocks on the applicable Call Observation Dates, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Stocks appreciates prior to the applicable Call Observation Date but then decreases on that day to a price that is below the Initial Share Price, the applicable Interest Rate will be the Minimum Interest Rate, and will be less than it would have been had the Notes been linked to the price of the Reference Stocks prior to that decrease. Although the actual price of the Reference Stocks on the Maturity Date or at other times during the term of the Notes may be higher than the Official Closing Price of the Reference Stocks on any Call Observation Date, the return on the Notes will be based solely on the Official Closing Price of the Reference Stocks on the applicable Call Observation Dates.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period could be as little as 12 months. If your Notes are called early, you will not have the right to receive any future interest payments that you may otherwise have received. Further, there is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Higher Call Premiums are generally associated with a Reference Stock with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the price of a Reference Stock. The greater the expected volatility with respect to a Reference Stock on the Pricing Date, the higher the expectation as of the Pricing Date that the price of that Reference Stock could close below its Initial Share Price on each Observation Date, indicating a higher expected risk that the Notes will not be called. This greater expected risk will generally be reflected in a higher Call Premium than the yield payable on our ordinary debt offerings with a similar maturity, or in more favorable terms (such as a higher Call Premium) than for similar debt offerings linked to the performance of a Reference Stock with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Call Premium may indicate an increased risk that the Notes will not be called. The volatility of Reference Stock can change significantly over the term of the Notes. The price of a Reference Stock could fall sharply, and the Notes could be not called on each Observation Date. You should be willing to accept that the annual return on the Notes could be as low as the Minimum Interest Rate.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including the Interest Payment Amounts or return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Stocks and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 17 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Notes.

Tax treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in the Notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. These examples are representative of only a few possible scenarios concerning increases or decreases in the prices of the Reference Stocks relative to their Initial Share Prices and how those increases and decreases affect the Interest Payment Amounts payable on the Notes. We cannot predict the Official Closing Prices of the Reference Stocks on the Call Observation Dates. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and you should not take these examples as an indication or assurance of the expected performance of the Reference Stocks or the return on the Notes. The total payment you receive over the term of the Notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The examples below illustrate the Interest Payment Amounts on a $1,000 investment in the Notes for a hypothetical range of performance for the Reference Stocks. The following results are based solely on the assumptions outlined below. The potential returns described here show potential valuations for different Call Observation Dates during the term of the Notes. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing below have been rounded for ease of analysis.

Principal Amount: $1,000

Hypothetical Initial Share Price: Stock 1: $50; Stock 2: $60; Stock 3: $70; Stock 4: $80; Stock 5: $90;

Minimum Interest Rate: 0.50% per annum

Call Premiums: 6.00% if called on the first Observation Date, 12.00% if called on the second Observation Date, 18.00% if called on the third Observation Date, 24.00% if called on the fourth Observation Date, 36.00% if called on the fifth Observation Date and 48.00% if called on the final Observation Date.

The actual Initial Value will be determined on the Pricing Date.

Example 1: The Notes are not called

Reference Stocks	Official Closing Price of Each Reference Stock on the Related Call Observation Date (in $)						
	Initial Share Price (in $)	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Stock 1	50.00	43.00	48.00	54.00	43.00	45.00	54.00	49.00
Stock 2	60.00	46.00	59.00	47.00	53.00	59.00	55.00	49.00
Stock 3	70.00	59.00	73.00	73.00	55.00	65.00	58.00	67.00
Stock 4	80.00	80.00	70.00	75.00	72.00	75.00	74.00	70.00
Stock 5	90.00	91.00	82.00	94.00	84.00	89.00	82.00	80.00

Reference Stock	Is the Official Closing Price of that Reference Stock Greater Than or Equal to Its Initial Share Price?						
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Stock 1	No	No	Yes	No	No	Yes	No
Stock 2	No	No	No	No	No	No	No
Stock 3	No	Yes	Yes	No	No	No	No
Stock 4	Yes	No	No	No	No	No	No
Stock 5	Yes	No	Yes	No	No	No	No
Are the Notes Called on the Relevant Call Observation Date?	**No**	**No**	**No**	**No**	**No**	**No**	**No**
Call Premium	**N/A**	**N/A**	**N/A**	**N/A**	**N/A**	**N/A**	**N/A**
Minimum Interest Rate (per Annum)	**0.50%**	**0.50%**	**0.50%**	**0.50%**	**0.50%**	**0.50%**	**0.50%**

Explanation for Example 1

As illustrated above, the hypothetical Official Closing Price of at least one Reference Stock is less than its Initial Share Price on each Call Observation Date. Because an Automatic Call Event does not occur on any Call Observation Date, the applicable Interest Rate for each Interest Payment Date will be the Minimum Interest Rate. Therefore, in addition to the Interest Payment Amounts of $30 received on prior Interest Payment Dates, you will receive a Payment at Maturity of $1,005 per Note, for a total return on the Notes of 3.50%.

Example 2: The Notes are called in year 3

Reference Stocks	Official Closing Price of Each Reference Stock on the Related Call Observation Date (in $)			
	Initial Share Price (in $)	Year 1	Year 2	Year 3
Stock 1	50.00	42.00	37.00	58.00
Stock 2	60.00	60.00	45.00	69.00
Stock 3	70.00	69.00	65.00	74.00
Stock 4	80.00	68.00	70.00	86.00
Stock 5	90.00	78.00	84.00	105.00

Reference Stocks	Is the Official Closing Price of that Reference Stock Greater Than or Equal to Its Initial Share Price?		
	Year 1	Year 2	Year 3
Stock 1	No	No	Yes
Stock 2	Yes	No	Yes
Stock 3	No	No	Yes
Stock 4	No	No	Yes
Stock 5	No	No	Yes
Are the Notes Called on the Relevant Call Observation Date?	No	No	Yes
Call Premium	N/A	N/A	18.00%
Minimum Interest Rate (per Annum)	0.50%	0.50%	N/A

Explanation for Example 2

As illustrated above, the hypothetical Official Closing Price of at least one Reference Stock is greater than or equal to its Initial Share Price on the third Call Observation Date. Therefore, the Notes will be automatically called and you will receive a payment on the relevant Interest Payment Date of $1,180, which is the sum of the Principal Amount plus the applicable Interest Payment Amount at a rate equal to the applicable Call Premium. When added to the Interest Payment Amounts of $10 received with respect to prior Call Observation Dates, you will have received $1,190 per Note, for a total return of 19% on the Notes.

DESCRIPTION OF THE REFERENCE STOCKS

BRISTOL-MYERS SQUIBB COMPANY (BMY)

Description of Bristol-Myers Squibb Company

Bristol-Myers Squibb Company is a global biopharmaceutical company. The company develops, licenses, manufactures, markets, and sells pharmaceutical and nutritional products. The company's products and experimental therapies address cancer, heart disease, HIV and AIDS, diabetes, rheumatoid arthritis, hepatitis, organ transplant rejection, and psychiatric disorders. Information filed by BMY with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-01136 or its CIK Code: 0000014272.

Historical Performance of Bristol-Myers Squibb Company

The following table sets forth the quarterly high and low, as well as end-of-quarter, closing prices, on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through October 17, 2017. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	27.08	20.46	21.30	March 28, 2013	41.19	32.59	41.19
June 30, 2008	23.35	19.57	20.53	June 28, 2013	47.68	39.68	44.69
September 30, 2008	22.54	19.85	20.85	September 30, 2013	47.53	41.32	46.28
December 31, 2008	23.25	17.26	23.25	December 31, 2013	53.84	46.28	53.15
March 31, 2009	23.88	17.51	21.92	March 31, 2014	56.61	48.54	51.95
June 30, 2009	21.97	19.15	20.31	June 30, 2014	52.19	46.59	48.51
September 30, 2009	22.95	19.37	22.52	September 30, 2014	51.96	47.86	51.18
December 31, 2009	25.96	21.77	25.25	December 31, 2014	61.30	48.92	59.03
March 31, 2010	27.00	23.89	26.70	March 31, 2015	68.47	58.48	64.50
June 30, 2010	26.95	22.44	24.94	June 30, 2015	69.15	63.00	66.54
September 30, 2010	27.93	24.65	27.11	September 30, 2015	70.06	57.30	59.20
December 31, 2010	27.51	25.24	26.48	December 31, 2015	70.71	59.20	68.79
March 31, 2011	27.29	24.97	26.43	March 31, 2016	68.79	58.87	63.88
June 30, 2011	29.33	26.43	28.96	June 30, 2016	74.29	63.88	73.55
September 30, 2011	31.49	26.38	31.38	September 30, 2016	76.77	53.87	53.92
December 30, 2011	35.29	30.15	35.24	December 31, 2016	59.61	49.23	58.44
March 30, 2012	35.24	31.85	33.75	March 31, 2017	60.13	46.82	54.38
June 29, 2012	35.95	32.47	35.95	June 30, 2017	57.33	51.66	55.72
September 28, 2012	36.15	31.57	33.75	September 30, 2017	63.74	54.24	63.74
December 31, 2012	34.38	30.81	32.59	October 17, 2017*	65.35	63.65	64.18

* This pricing supplement includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through October 17, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2017.

The graph below illustrates the daily performance of BMY's common stock from January 1, 2008 through October 17, 2017 based on closing price information from the Bloomberg Professional® service. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



FORD MOTOR COMPANY (F)

Description of Ford Motor Company

Ford Motor Company designs, manufactures, and services cars and trucks. The company also provides vehicle-related financing, leasing, and insurance through its subsidiary. Information filed by F with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03950 or its CIK Code: 0000037996.

Historical Performance of Ford Motor Company

The following table sets forth the quarterly high and low, as well as end-of-quarter, closing prices, on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through October 17, 2017. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	6.85	5.11	5.72	March 28, 2013	14.30	12.13	13.15
June 30, 2008	8.48	4.81	4.81	June 28, 2013	15.90	12.44	15.47
September 30, 2008	6.03	4.17	5.20	September 30, 2013	17.66	15.47	16.87
December 31, 2008	5.20	1.26	2.29	December 31, 2013	17.76	15.15	15.43
March 31, 2009	2.94	1.58	2.63	March 31, 2014	16.73	14.55	15.60
June 30, 2009	6.41	2.63	6.07	June 30, 2014	17.28	15.46	17.24
September 30, 2009	8.44	5.35	7.21	September 30, 2014	17.84	14.79	14.79
December 31, 2009	10.20	6.84	10.00	December 31, 2014	16.01	13.54	15.50
March 31, 2010	14.10	10.00	12.57	March 31, 2015	16.57	14.46	16.14
June 30, 2010	14.46	9.88	10.08	June 30, 2015	16.14	14.78	15.01
September 30, 2010	13.16	10.08	12.24	September 30, 2015	15.21	12.90	13.57
December 31, 2010	17.00	12.24	16.79	December 31, 2015	15.68	13.57	14.09
March 31, 2011	18.79	14.01	14.91	March 31, 2016	14.09	11.17	13.50
June 30, 2011	15.79	12.78	13.79	June 30, 2016	13.94	12.03	12.43
September 30, 2011	14.12	9.62	9.67	September 30, 2016	13.92	11.94	12.07
December 30, 2011	12.51	9.37	10.76	December 31, 2016	13.17	11.34	12.13
March 30, 2012	12.96	10.76	12.49	March 31, 2017	13.17	11.46	11.68
June 29, 2012	12.64	9.59	9.59	June 30, 2017	11.64	10.76	11.19
September 28, 2012	10.59	8.92	9.86	September 29, 2017	11.97	10.56	11.97
December 31, 2012	12.95	9.79	12.95	October 17, 2017*	12.39	11.97	12.27

* This pricing supplement includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through October 17, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2017.

The graph below illustrates the daily performance of F's common stock from January 1, 2008 through October 17, 2017 based on closing price information from the Bloomberg Professional® service. ***Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.***



<h1 style="text-align:center">HP INC. (HPQ)</h1>

Description of HP Inc.

HP Inc. provides imaging and printing systems, computing systems, mobile devices, solutions, and services for business and home. The company offers products which includes laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Information filed by HPQ with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-04423 or its CIK Code: 0000047217.

Historical Performance of HP Inc.

The following table sets forth the quarterly high and low, as well as end-of-quarter, closing prices, on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through October 17, 2017. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	22.92	18.39	20.73	March 28, 2013	10.82	6.47	10.82
June 30, 2008	22.31	20.07	20.07	June 28, 2013	11.55	8.88	11.26
September 30, 2008	21.98	18.82	20.99	September 30, 2013	12.39	9.53	9.53
December 31, 2008	20.99	13.32	16.48	December 31, 2013	12.85	9.42	12.70
March 31, 2009	17.85	11.59	14.56	March 31, 2014	14.78	12.46	14.69
June 30, 2009	17.70	14.56	17.55	June 30, 2014	15.96	14.34	15.29
September 30, 2009	21.74	16.73	21.43	September 30, 2014	17.32	15.21	16.10
December 31, 2009	24.03	20.56	23.39	December 31, 2014	18.49	14.64	18.22
March 31, 2010	24.29	21.35	24.13	March 31, 2015	18.47	14.15	14.15
June 30, 2010	24.75	19.65	19.65	June 30, 2015	15.78	13.61	13.62
September 30, 2010	21.60	17.25	19.10	September 30, 2015	14.18	11.15	11.63
December 31, 2010	20.09	18.45	19.11	December 31, 2015	14.64	11.43	11.84
March 31, 2011	22.24	18.22	18.60	March 31, 2016	12.32	9.02	12.32
June 30, 2011	18.87	15.55	16.53	June 30, 2016	13.87	11.43	12.55
September 30, 2011	17.01	10.13	10.19	September 30, 2016	15.53	12.36	15.53
December 30, 2011	12.90	10.08	11.70	December 31, 2016	16.16	13.8	14.84
March 30, 2012	13.57	10.46	10.82	March 31, 2017	17.88	14.58	17.88
June 29, 2012	11.46	8.79	9.13	June 30, 2017	19.47	17.27	17.48
September 28, 2012	9.24	7.59	7.75	September 29, 2017	19.97	17.19	19.96
December 31, 2012	7.81	5.32	6.47	October 17, 2017*	21.79	19.96	21.55

* This pricing supplement includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through October 17, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2017.

The graph below illustrates the daily performance of HPQ's common stock from January 1, 2008 through October 17, 2017 based on closing price information from the Bloomberg Professional® service. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



ALTRIA GROUP, INC. (MO)

Description of Altria Group, Inc.

Altria Group, Inc. is a holding company. The company, through subsidiaries, manufactures and sells cigarettes and other tobacco products, including cigars and pipe tobacco. It holds an interest in a brewery company. Information filed by MO with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08940 or its CIK Code: 0000764180.

Historical Performance of Altria Group, Inc.

The following table sets forth the quarterly high and low, as well as end-of-quarter, closing prices, on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through October 17, 2017. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

Quarter Ending	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	Quarter Ending	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	24.43	21.58	22.20	March 28, 2013	35.32	31.90	34.39
June 30, 2008	22.77	20.00	20.56	June 28, 2013	37.46	34.30	34.99
September 30, 2008	21.71	19.35	19.84	September 30, 2013	37.23	33.46	34.35
December 31, 2008	20.55	14.45	15.33	December 31, 2013	38.57	34.45	38.39
March 31, 2009	17.27	14.62	16.02	March 31, 2014	37.90	34.00	37.43
June 30, 2009	17.39	16.11	16.39	June 30, 2014	43.12	37.39	41.94
September 30, 2009	18.59	16.30	17.81	September 30, 2014	46.04	40.50	45.94
December 31, 2009	20.37	17.47	19.81	December 31, 2014	51.27	45.17	49.27
March 31, 2010	20.82	19.37	20.52	March 31, 2015	56.50	48.69	50.02
June 30, 2010	21.70	19.57	20.04	June 30, 2015	52.82	47.54	48.91
September 30, 2010	24.25	20.24	24.02	September 30, 2015	55.76	48.99	54.40
December 31, 2010	26.15	23.78	24.60	December 31, 2015	61.53	54.22	58.21
March 31, 2011	26.11	23.51	26.03	March 31, 2016	63.00	57.20	62.66
June 30, 2011	28.06	25.94	26.41	June 30, 2016	68.96	60.18	68.96
September 30, 2011	27.19	24.36	26.81	September 30, 2016	69.87	62.72	63.23
December 30, 2011	30.31	26.50	29.65	December 31, 2016	67.85	61.19	67.62
March 30, 2012	30.87	28.14	30.87	March 31, 2017	76.45	67.51	71.42
June 29, 2012	34.55	30.95	34.55	June 30, 2017	77.71	70.22	74.47
September 28, 2012	36.16	32.94	33.39	September 30, 2017	74.61	61.22	63.42
December 31, 2012	34.05	30.49	31.44	October 17, 2017*	65.37	62.55	64.87

* This pricing supplement includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through October 17, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2017.

The graph below illustrates the daily performance of MO's common stock from January 1, 2008 through October 17, 2017 based on closing price information from the Bloomberg Professional® service. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



VERIZON COMMUNICATIONS INC. (VZ)

Description of Verizon Communications Inc.

Verizon Communications Inc. is an integrated telecommunications company that provides wire line voice and data services, wireless services, internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Information filed by VZ with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08606 or its CIK Code: 0000732712.

Historical Performance of Verizon Communications Inc.

The following table sets forth the quarterly high and low, as well as end-of-quarter, closing prices, on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through October 17, 2017. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	40.64	31.46	33.91	March 31, 2013	49.48	41.51	49.15
June 30, 2008	36.99	32.03	33.08	June 30, 2013	53.91	48.30	50.34
September 30, 2008	33.49	28.61	29.98	September 30, 2013	51.49	45.91	46.66
December 31, 2008	31.98	23.43	31.68	December 31, 2013	51.14	46.05	49.14
March 31, 2009	32.37	24.46	28.22	March 31, 2014	49.30	45.98	47.57
June 30, 2009	30.86	26.92	28.71	June 30, 2014	50.05	45.94	48.93
September 30, 2009	30.19	26.74	28.28	September 30, 2014	51.97	48.40	49.99
December 31, 2009	31.52	26.76	30.96	December 31, 2014	51.50	45.42	46.78
March 31, 2010	31.15	26.51	28.98	March 31, 2015	49.81	45.71	48.63
June 30, 2010	29.40	25.16	26.18	June 30, 2015	50.55	46.61	46.61
September 30, 2010	32.86	26.18	32.59	September 30, 2015	48.10	43.50	43.51
December 31, 2010	35.78	31.90	35.78	December 31, 2015	47.21	42.84	46.22
March 31, 2011	38.54	34.30	38.54	March 31, 2016	54.08	44.15	54.08
June 30, 2011	38.61	35.12	37.23	June 30, 2016	55.84	49.14	55.84
September 30, 2011	37.82	33.12	36.80	September 30, 2016	56.53	51.20	51.98
December 31, 2011	40.12	35.35	40.12	December 31, 2016	53.74	46.18	53.38
March 30, 2012	40.12	37.21	38.23	March 31, 2017	54.64	48.03	48.75
June 30, 2012	44.44	36.80	44.44	June 30, 2017	49.31	44.41	44.66
September 30, 2012	45.89	42.25	45.57	September 25, 2017	49.90	42.89	49.49
December 31, 2012	47.26	41.40	43.27	October 17, 2017*	49.90	47.86	48.40

* This pricing supplement includes information for the fourth calendar quarter of 2017 for the period from October 1, 2017 through October 17, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2017.

The graph below illustrates the daily performance of VZ's common stock from January 1, 2008 through October 17, 2017 based on closing price information from the Bloomberg Professional® service. **_Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock._**



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the principal amount of the Notes will be payable, together with any accrued but unpaid interest payable. In such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Call Observation Date for purposes of determining the payment on the Notes, and the accelerated maturity date will be three business days after the accelerated Call Observation Date. If the Notes are subject to an automatic call, the Call Premium will be pro-rated based upon the amount of time that the Notes are outstanding. If a Market Disruption Event exists with respect to a Reference Stock on that scheduled trading day, then the accelerated Call Observation Date for that Reference Stock will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Call Observation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sales of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, and may exceed the annual interest payments.

The Issuer also is obligated by applicable U.S. federal income tax regulations to determine, solely for U.S. federal income tax purposes, a projected payment schedule for the Notes that reflects a projected payment at maturity and that produces the comparable yield. It is not entirely clear how under relevant Treasury regulations, the maturity date for debt instruments such as the Notes that provide for the possibility of an Automatic Call Event should be determined for purposes of computing the comparable yield and projected payment schedule. As a result, the Issuer will determine the comparable yield based upon the Maturity Date assuming no Automatic Call Event occurs. Upon an Automatic Call Event, a U.S. Holder will generally recognize ordinary interest income equal to the Call minus the adjusted issue price of the Notes, which will generally be equal to the cost of the Notes increased by amounts includible in income as OID.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Contingent Notes," in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 3.12% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of the annual interest payments of $5.00 (0.50% per annum) in the interim years and a final payment of $1,240.21 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2017	$5.30
2018	$31.37
2019	$32.34
2020	$33.35
2021	$34.39
2022	$35.47
2023	$36.57
2024	$31.41

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon the actual term of the Notes and market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 10th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the issuers of the Reference Stocks would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the issuers of the Reference Stocks were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of the Reference Stocks and consult your tax advisor regarding the possible consequences to you if one or more the issuers of the Reference Stocks is or becomes a PFIC or a USRPHC.

However, a "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stocks or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Reference Stocks or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ 7 Year Autocallable Income Plus Notes

October 23, 2017

FREE WRITING PROSPECTUS